Exhibit 21.1

SUBSIDIARIES OF AYTU BIOPHARMA, INC.

	Name of Subsidiary	State Jurisdiction

1.	Aytu Therapeutics, LLC	Delaware
2.	Innovus Pharmaceuticals, Inc.	Nevada
3.	Semprae Laboratories, Inc	Delaware
4.	Supplement Hunt, Inc.	Nevada
5.	Delta Prime Savings Club, Inc	Nevada
6.	Neos Therapeutics, Inc.	Delaware
7.	Neos Therapeutics Brands, LLC	Delaware
8.	Neos Therapeutics, LP	Texas
9.	PharmaFab Texas, LLC	Texas